Endeavour SILVER

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited - prepared by management)

(expressed in thousands of US dollars)

		June 30,	December 31,
	Notes	2021	2020

ASSETS

Current assets
Cash and cash equivalents		$125,191	$61,083
Other investments	4	10,024	4,767
Accounts and other receivable	5	16,167	20,144
Income tax receivable		61	52
Inventories	6	23,929	16,640
Prepaid expenses		7,281	2,284
Total current assets		182,653	104,970

Deposits		592	591
Deferred financing costs		-	294
Income tax recoverable	17	3,570	-
IVA receivable	5	2,699	2,676
Deferred income tax asset		8,510	12,753
Intangible assets		248	492
Right-of-use leased assets		757	861
Mineral properties, plant and equipment	8,9	87,845	87,955
Total assets		$286,874	$210,592

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$29,687	$27,764
Income taxes payable		2,681	3,038
Loans payable	9	3,251	3,578
Lease liabilities	10	201	173
Total current liabilities		35,820	34,553

Loans payable	9	4,534	6,094
Lease liabilities	10	923	921
Provision for reclamation and rehabilitation		4,383	8,876
Deferred income tax liability		1,080	1,077
Total liabilities		46,740	51,521

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 170,300,394 shares (Dec 31, 2020 - 157,924,708 shares)	Page 4	584,378	517,711
Contributed surplus	Page 4	5,153	9,662
Retained earnings (deficit)		(349,397)	(368,302)
Total shareholders' equity		240,134	159,071
Total liabilities and shareholders' equity		$286,874	$210,592

Commitments and contingencies (Notes 8, 9, 10,17 and 18)

Subsequent events (Notes 8(c), 11(a) and 17)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Margaret Beck	/s/ Daniel Dickson
Director	Director

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 2

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(unaudited - prepared by management)

(expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2021	2020	2021	2020

Revenue	12	$47,775	$20,201	$82,241	$42,128

Cost of sales:
Direct production costs		26,223	11,722	44,951	28,522
Royalties		4,340	834	6,800	1,691
Share-based payments	11 (c)(d)	111	92	229	183
Depreciation, depletion and amortization		6,624	3,951	14,120	9,974
Write down of inventory to net realizable value		272	486	272	1,528
		37,570	17,085	66,372	41,898

Mine operating earnings		10,205	3,116	15,869	230

Expenses:
Exploration and evaluation	13	5,025	1,665	9,155	4,047
General and administrative	14	4,293	3,137	7,816	5,142
Care and maintenance costs		55	2,911	576	4,256
Impairment reversal of non-current assets	8	-	-	(16,791)	-
		9,373	7,713	756	13,445

Operating earnings (loss)		832	(4,597)	15,113	(13,215)

Finance costs		216	356	507	666

Other income (expense):
Foreign exchange		659	740	(35)	(4,177)
Gain on asset disposals	8(b)	5,841	-	5,841	-
Investment and other		1,802	605	4,553	654
		8,302	1,345	10,359	(3,523)

Earnings (loss) before income taxes		8,918	(3,608)	24,965	(17,404)

Income tax expense (recovery):
Current income tax expense		1,146	195	1,817	461
Deferred income tax expense (recovery)		1,116	(514)	4,243	1,350
		2,262	(319)	6,060	1,811
Net earnings (loss) and comprehensive earnings (loss) for the period		6,656	(3,289)	18,905	(19,215)

Basic earnings (loss) per share based on net earnings (loss)		$0.04	$(0.02)	$0.12	$(0.13)
Diluted earnings (loss) per share based on net earnings (loss)	11(f)	$0.04	$(0.02)	$0.11	$(0.13)

Basic weighted average number of shares outstanding		168,383,755	147,862,393	164,051,368	144,836,300
Diluted weighted average number of shares outstanding	11(f)	172,195,942	147,862,393	167,743,113	144,836,300

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 3

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited - prepared by management)

(expressed in thousands of US dollars, except share amounts)

	Note	Number of shares	Share Capital	Contributed Surplus	Retained Earnings (Deficit)	Total Shareholders' Equity

Balance at December 31, 2019		141,668,178	$482,170	$11,482	$(370,859)	$122,793

Public equity offerings, net of issuance costs	11 (a)	13,247,444	23,135	-	-	23,135
Exercise of options	11 (b)	11,000	29	(9)	-	20
Share-based compensation	11 (c)(d)	-	-	1,593	-	1,593
Expiry and forfeiture of options	11 (b)	-	-	(875)	875	-
Expiry and forfeiture of performance share units	11 (c)	-	-	(523)	523	-
Earnings (loss) for the year		-	-	-	(19,215)	(19,215)
Balance at June 30, 2020		154,926,622	505,334	11,668	(388,676)	128,326

Public equity offerings, net of issuance costs	11 (a)	13,804,530	25,206	-	-	25,206
Exercise of options	11 (b)	2,452,000	10,335	(3,425)	-	6,910
Share-based compensation	11 (c)(d)	-	-	3,003	-	3,003
Expiry and forfeiture of options	11 (b)	-	-	(875)	875	-
Expiry and forfeiture of performance share units	11 (c)	-	-	(523)	523	-
Earnings (loss) for the year		-	-	-	1,159	1,159
Balance at December 31, 2020		157,924,708	517,711	9,662	(368,302)	159,071

Public equity offerings, net of issuance costs	11 (a)	9,899,485	57,556	-	-	57,556
Exercise of options	11 (b)	2,096,861	8,550	(3,967)	-	4,583
Share-based compensation	11 (c)(d)	-	-	2,193	-	2,193
Settlement of performance share units	11 (c)	379,340	561	(2,735)	-	(2,174)
Earnings (loss) for the period		-	-	-	18,905	18,905
Balance at June 30, 2021		170,300,394	$584,378	$5,153	$(349,397)	$240,134

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 4

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited - prepared by management)

(expressed in thousands of US dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2021	2020	2021	2020

Operating activities
Net earnings (loss) for the period		$6,656	$(3,289)	$18,905	$(19,215)

Items not affecting cash:
Share-based compensation	11(c)(d)	1,028	848	2,193	1,593
Depreciation, depletion and amortization	8	6,723	4,213	14,347	10,481
Impairment reversal of non-current assets	8	-	-	(16,791)	-
Deferred income tax expense (recovery)		1,116	(514)	4,243	1,350
Unrealized foreign exchange loss (gain)		(143)	(140)	(53)	514
Finance costs		216	337	507	648
Write down of inventory to net realizable value		272	486	272	1,528
Loss (gain) on asset disposal		(5,841)	57	(5,807)	135
Gain on other investments	4	(1,366)	(107)	(3,912)	(114)
Net changes in non-cash working capital	15	806	(2,800)	(8,360)	(178)
Cash from (used in) operating activities		9,467	(909)	5,544	(3,258)

Investing activities
Proceeds on disposal of property, plant and equipment	8	6,985	73	7,541	100
Mineral property, plant and equipment expenditures	8	(8,164)	(4,872)	(15,434)	(10,384)
Purchase of marketable securities		-	-	(832)	-
Proceeds from disposal of marketable securities		4,905	-	9,288	-
Redemption of (investment in) non-current deposits		19	-	(1)	-
Cash from (used in) investing activities		3,745	(4,799)	562	(10,284)

Financing activities
Repayment of loans payable	9	(918)	(554)	(1,887)	(1,326)
Repayment of lease liabilities	10	(43)	(49)	(85)	(92)
Interest paid	9,10	(174)	(243)	(367)	(461)
Public equity offerings	11(a)	29,034	22,703	59,134	24,188
Exercise of options	11(b)	785	8	4,583	20
Share issuance costs	11(a)	(664)	(963)	(1,266)	(1,037)
Performance share unit redemption	11(c)	(2,174)	-	(2,174)	-
Cash from (used in) financing activities		25,846	20,902	57,938	21,292

Effect of exchange rate change on cash and cash equivalents		144	314	64	(620)

Increase (decrease) in cash and cash equivalents		39,058	15,194	64,044	7,750
Cash and cash equivalents, beginning of the period		85,989	14,990	61,083	23,368
Cash and cash equivalents, end of the period		$125,191	$30,498	$125,191	$30,498

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 5

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia).  The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile.  The address of the registered office is #1130 - 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the consolidated financial statements for issue on August 4, 2021.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

On March 31, 2020, the Mexican government declared a national health emergency with extraordinary measures due to the COVID 19 pandemic. Numerous health precautions were decreed, including the suspension of non essential businesses, with only essential services to remain open. As at March 31, 2020 mining did not qualify as an essential service so for the protection of the Company's staff, employees, contractors and communities, the Company suspended its three mining operations in Mexico as of April 1, 2020 as mandated by the Mexican government. The Company retained essential personnel at each mine site during the suspension period to maintain safety protocols, environmental monitoring, security measures and equipment maintenance. Non essential employees were sent home to self-isolate and stay healthy, while continuing to receive their base pay. The suspension of activities ceased in May 2020, when mining was declared an essential business by the Mexican government.

The Company implemented plans to minimize the risks of the COVID-19 virus, both to employees and to the business.  At each site, Endeavour is following government health protocols and is closely monitoring the pandemic with local health authorities.  The Company has posted health advisories to educate employees about the COVID-19 symptoms, best practices to avoid contracting and spreading the virus, and procedures to follow if symptoms are experienced.

The Company's long-term business could be significantly adversely affected by the effects of the COVID 19 pandemic. The Company cannot accurately predict the impact COVID 19 will have on third parties' ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID 19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, on-going restrictions to mining and processing operations and drill programs, and other factors that will depend on future developments beyond the Company's control. In addition, the COVID-19 pandemic could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company's operating results and ability to raise capital. As of June 30, 2021, the Company held $125.2 million in cash and $146.8 million in working capital but the COVID-19 global pandemic is dynamic, and any future restrictions could have a material effect on the Company's financial position. Management believes there is sufficient working capital to meet the Company's current obligations, however the ultimate duration and severity of the COVID-19 pandemic is uncertain and could impact the financial liquidity of the Company.  The Company may be required to raise additional funds through future debt or equity financings in order to carry out its business plans.

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM , Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd., Minera Oro Silver de Mexico S.A. de C.V. and Terronera Precious Metals S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 6

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2020.

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use.  The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and the related costs in profit or loss.  The effective date is for annual periods beginning on or after January 1, 2022.  The Company is assessing the effect of the narrow scope amendment on its consolidated financial statements.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2020 and accordingly should be read in conjunction with the Company's annual audited financial statements for the year ended December 31, 2020.

4. OTHER INVESTMENTS

		June 30,	December 31,
	Note	2021	2020
Balance at beginning of the period		$4,767	$69
Investment in marketable securities, at cost		882	5,497
FMV of investments received on asset disposal	8(b)	9,851	-
Disposals, at cost		(5,467)	(862)
Unrealized gain (loss)		(9)	63
Balance at end of the period		$10,024	$4,767

The Company holds $10,024 (December 31, 2020 -$4,767) in marketable securities that are classified as Level 1 in the fair value hierarchy (Note 18) and as financial assets measured at FVTPL.  The fair values of Level 1 marketable securities are determined based on the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

5. ACCOUNTS AND OTHER RECEIVABLES

		June 30,	December 31,
	Note	2021	2020

Trade receivables (1)		$5,984	$8,755
Note receivable	8(b)	2,400	-
IVA receivables (2)		6,846	9,666
Other receivables		936	1,721
Due from related parties	7	1	2
		$16,167	$20,144

(1) The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos, and El Compas mines.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 18).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 7

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

(2) The Company's Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado ("IVA"), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds.

These delays and denials have occurred for Refinadora Plata Guanaceví S.A. de C.V. ("Guanaceví,") and Guanaceví holds $6,378 in IVA receivables which the Company and its advisors have determined to be recoverable from tax authorities (December 31, 2020 -$7,714 respectively). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

As at June 30, 2021, the total IVA receivable of $9,544 (December 31, 2020 - $12,342) has been allocated between the current portion of $6,846, which is included in accounts receivable, and a non-current portion of $2,698 (December 31, 2020 - $9,666 and $2,676 respectively).  The non-current portion is composed of El Cubo and Guanacevi of $170 and $1,478respectively, which are currently under appeal and are unlikely to be received in the next 12 months.  The remaining $1,051 is IVA receivable for Terronera, which will not become recoverable until Terronera recognizes revenue for tax purposes.

6. INVENTORIES

	June 30,	December 31,
	2021	2020

Warehouse inventory	$8,649	$8,717
Stockpile inventory	4,784	3,982
Finished Goods (1)	10,121	3,580
Work in process inventory	375	361
	$23,929	$16,640

(1) The finished goods inventory balance at June 30, 2021 is net of a write down to net realizable value of $272 (December 31, 2020 $151) for finished goods inventory held at the El Compas mine.

7. RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of related parties on a full cost recovery basis.  The charges for these costs totaled $1 and $2 for the three and six months ended June 30 respectively, 2021 (June 30, 2020 - $1 and $2 respectively). The Company has a $1 net receivable related to these costs as of June 30, 2021 (December 31, 2020 - $2).

The Company was charged $51 and $192 for legal services for the three and six months ended June 30, 2021 by a legal firm in which the Company's corporate secretary is a partner (June 30, 2020 - $104 and $142 respectively). The Company has $5 payable to the legal firm as at June 30, 2021 (December 31, 2020 - $26).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 8

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT

(a) Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	properties	Plant	equipment	Building	office equipment	Total
Cost

Balance at December 31, 2019	$534,222	$104,010	$76,476	$12,956	$13,335	$740,999

Additions	18,656	2,506	7,762	358	808	30,090
Disposals	-	(71)	(3,235)	-	(1,366)	(4,672)
Balance at December 31, 2020	$552,878	$106,445	$81,003	$13,314	$12,777	$766,417

Additions	10,580	910	2,167	349	1,541	15,547
Disposals	(81,271)	(25,190)	(8,434)	(4,149)	(2,678)	(121,722)
Balance at June 30, 2021	$482,187	$82,165	$74,736	$9,514	$11,640	$660,242

Accumulated amortization and impairment

Balance at December 31, 2019	$489,763	$92,196	$50,765	$9,860	$10,082	$652,666

Amortization	18,676	4,472	4,471	306	1,286	29,211
Impairments, net	1,896	(1,782)	310	-	-	424
Disposals	-	(71)	(2,424)	-	(1,344)	(3,839)
Balance at December 31, 2020	$510,335	$94,815	$53,122	$10,166	$10,024	$678,462

Amortization	8,791	2,366	2,572	228	546	14,503
Impairment reversal	-	(14,122)		(2,669)	-	(16,791)
Disposals	(81,180)	(9,992)	(8,560)	(1,322)	(2,723)	(103,777)
Balance at June 30, 2021	$437,946	$73,067	$47,134	$6,403	$7,847	$572,397

Net book value
At December 31, 2020	$42,543	$11,630	$27,881	$3,148	$2,753	$87,955
At June 30, 2021	$44,241	$9,098	$27,602	$3,111	$3,793	$87,845

Included in Mineral properties is $15,382 in acquisition costs for exploration and evaluation properties (December 31, 2020 - $14,504).

As of June 30, 2021, the Company has $12.0 million committed to capital equipment purchases.

(b) Disposals - Cubo Sale

On March 17, 2021, the Company signed a definitive agreement to sell its El Cubo mine and related assets to VanGold Mining Corp. ("VanGold") for $15.0 million in consideration composed of cash and share payments plus additional contingency payments. On April 9, 2021, VanGold purchased the El Cubo assets for the following consideration:

Per the terms of the agreement, VanGold agreed to pay $15.0 million for the El Cubo assets. The Company has received total gross consideration of $19.7 million as follows:

  $0.5 million cash down-payment
  $7.0 million cash on closing
  $9.8 million paid in shares with 21,331,058 shares of VanGold with fair value of CDN $0.58 per share on April 9, 2021.
  $2.4 million paid by unsecured promissory note with face value $2.5 million due and payable April 9, 2022

VanGold has also agreed to pay the Company up to an additional $3.0 million in contingent payments, for which the Company has not recorded any consideration, based on the following events:

  $1.0 million upon VanGold producing 3.0 million silver equivalent ounces from the El Cubo mill
  $1.0 million if the price of gold closes at or above US$2,000 dollars per ounce for 20 consecutive days within two years after closing
  $1.0 million if the price of gold closes at or above US$2,200 dollars per ounce for 20 consecutive days prior to April 9, 2023.
ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 9

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

During the period ended March 31, 2021, the El Cubo mine project, consisting of the land rights, plant, buildings and the related reclamation liability were re-classified to current assets and liabilities as "assets held for sale" and "liabilities held for sale" .  Immediately prior to the classification to assets and liabilities held for sale, the carrying amounts of the land rights, plant and building were remeasured and the historical gross impairments of $216.9 million net of depletion and depreciation of $200.1 million, were reversed resulting in a $16.8 million impairment reversal.  The reclamation provision for the El Cubo mine of $4.6million was transferred to VanGold upon acquisition of the related mining concessions.  The Company has recognized a $5.8 million gain on the disposal of the El Cubo mine and related assets in the three month period ended June 30, 2021.

(c) Acquisition Bruner Gold Project

On July 14, 2021, the Company has entered into a definitive agreement with Canamex Gold Corp. ("Canamex") to acquire a 100% interest in Canamex's Bruner Property, a gold exploration property, located in Nye County, Nevada, approximately 180 kilometers southeast of Reno.  The property is subject to pre-existing royalities, some of which can be repurchased.

Under the terms of the agreement, the Company will pay US$10 million in cash for a 100% interest in the Bruner Gold project which includes mineral claims, mining rights, property assets, water rights and government authorization and permits. Completion of the transactions under the agreement is subject to customary closing conditions and is subject to Canamex shareholder approval.

9. LOANS PAYABLE

	June 30,	December 31,
	2021	2020

Balance at the beginning of the year	$9,672	$8,875
Net proceeds from software and equipment financing	-	4,010
Finance cost	331	834
Repayments of principal	(1,887)	(3,229)
Payments of finance costs	(331)	(834)
Effects of movements in exchange rates	-	16
Balance at the end of the period	$7,785	$9,672

Statements of Financial Position Presentation
Current loans payable	$3,251	$3,578
Non-Current loans payable	4,534	6,094
Total	$7,785	$9,672

The Company has entered into financing arrangements for software licenses and equipment with terms ranging from 1 year to 4 years.  The agreements require either monthly or quarterly payments of principal and interest with a weighted-average interest rate of 7.7%.

The equipment financing is secured by the underlying equipment purchased and is subject to various covenants and as at June 30, 2021 the Company was in compliance with these covenants.  The net book value of equipment as at June 30, 2021 includes $11.6 million (December 31, 2020 - $12.3 million) of equipment pledged as security for the equipment financing.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 10

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

10. LEASE LIABILITIES

The Company leases office space and the El Compas plant. These leases are for periods of five to ten years. Certain leases include an option to renew the lease after the end of the contract term and/ or provide for payments that are indexed to local inflation rates.

The following table presents the lease obligations of the Company:

	June 30,	December 31,
	2021	2020

Balance at the beginning of the year	$1,094	$1,238
Additions	89	31
Interest	36	84
Payments	(121)	(267)
Effects of movement in exchange rates	26	8
Balance at the end of the period	1,124	1,094
Less: Current portion	(201)	(173)
Non-Current Lease Liabilities	$923	$921

The following table presents lease liability maturity - contractual undiscounted cash flows for the Company:

	June 30,	December 31,
	2021	2020

Less than one year	$201	$238
One to five years	604	653
More than five years	319	425
Total at the end of the period	$1,124	$1,316

The following amounts have been recognized in Earnings or Loss:

	Fot the three months ended		Fot the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Interest on lease liabilities	$17	$22	$36	$44
Expenses related to short-term leases	160	51	299	267

As at June 30, 2021, the lease liabilities have a weighted-average interest rate of 7.4%.  For the three and six months ended June 30, 2021, the Company recognized $17 and $36 respectively, in interest expense on the lease liabilities (June 30, 2020 - $22 and $44 respectively ) and $160 and $299 respectively  related to short term rentals, primarily for rented mining equipment and employee housing (June 30, 2020 - $51 and $267 respectively).

11. SHARE CAPITAL

(a) Public Offerings

In April 2020 the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities") over a 25 month period.  The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are ATM distributions.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 11

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

On October 1, 2020, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co. LLC, TD Securities Inc., Roth Capital Partners, LLC, B. Riley Securities Inc. and A.G.P./Alliance Global Partners (together, the "Agents").  Under the terms of this ATM facility, the Company can, from time to time, sell common stock having an aggregate offering value of up to $60 million on the New York Stock Exchange.  The Company will determine, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

During the six months ended June 30, 2021, the Company issued  9,899,485 common shares under the ATM facility at an average price of $5.97 per share for gross proceeds of $59,134, less commission of $1,211 and recognized $367 of other transaction costs related to the ATM financing as share issuance costs, which have been presented net of share capital.

Subsequent to June 30, 2021 an additional 160,913 common shares were issued under the ATM facility at an average price of $5.37 per share for gross proceeds of $864, less commission of $19 which completed the October 2020 ATM equity facility.

(b) Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company's current stock option plan, approved by the Company's shareholders in fiscal 2009, and amended and re-ratified in 2021, at exercise prices determined by reference to the market value on the date of grant.  The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 5.0% of the issued and outstanding shares at any time.  Prior to the 2021 amendment, the plan allowed for the granting of up to 7.0% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company's stock option plan and changes during the period:

Expressed in Canadian dollars	Six Months Ended		Year Ended
	June 30, 2021		December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of the year	5,978,300	$3.29	6,923,000	$3.74
Granted	818,500	$6.90	2,490,000	$2.22
Exercised	(2,725,600)	$3.80	(2,452,000)	$3.71
Expired and forfeited	(70,200)	$2.38	(982,700)	$2.73
Outstanding, end of the period	4,001,000	$3.70	5,978,300	$3.29
Options exercisable at the end of the period	2,407,000	$3.38	4,174,700	$3.67

During the six months ended June 30, 2021, the weighted-average share price at the date of exercise was CAN$7.55 (December 31, 2020 - CAN$5.56)

The following table summarizes the information about stock options outstanding at June 30, 2021:

Expressed in Canadian dollars
	Options Outstanding			Options exercisable
	Number	Weighted Average	Weighted	Number	Weighted
	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	June 30, 2021	(Number of Years)	Price	June 30, 2021	Price
$2.00 - $2.99	1,658,200	3.7	$2.15	761,000	$2.16
$3.00 - $3.99	1,134,900	2.4	$3.45	1,128,900	$3.45
$4.00 - $4.99	361,000	0.8	$4.32	361,000	$4.32
$5.00 - $5.99	60,000	4.2	$5.60	24,000	$5.60
$6.00 - $6.99	786,900	4.7	$6.90	132,100	$6.90
	4,001,000	3.2	$3.70	2,407,000	$3.38

During the three and six months ended June 30, 2021, the Company recognized share-based compensation expense of $544 and $1,294 respectively (June 30, 2020 - $485 and $1,073 respectively) based on the fair value of the vested portion of options granted in the current and prior years

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 12

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

The weighted-average fair values of stock options at the grant date have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Weighted-average fair value of option in CAN$	$3.30	$1.02
Risk-free interest rate	0.66%	1.08%
Expected dividend yield	0%	0%
Expected stock price volatility	66%	61%
Expected option life in years	3.85	3.82

(c) Share Units Plan

On March 23, 2021 the Company adopted an equity-based Share Unit Plan ("SUP"), which was approved by the Company's shareholders on May 12, 2021  The SUP allows for, with approval by the Board, granting of Performance Share Units ("PSU"s) and Deferred Share Units ("DSU"s), to its directors, officers, employees to acquire up to 1.5% of the issued and outstanding shares.  The SUP incorporates all existing PSUs under the former PSU plan and any new DSUs granted and are to be subject to cash, share settlement or a combination of cash and share procedures at the discretion of the Board of Directors.

The PSUs granted are subject to a performance payout multiplier between 0% and 200% based on the Company's total shareholder return at the end of a three-year period, relative to the total shareholder return of the Company's peer group.

	Six Months Ended	Year Ended
	June 30, 2021	December 31, 2020
	Number of units	Number of units

Outstanding, beginning of year	1,805,000	1,219,000
Granted	322,000	882,000
Cancelled	-	(296,000)
Settled for shares	(388,000)	-
Outstanding, end of period	1,739,000	1,805,000

There were 322,000 PSUs granted during the six months ended June 30, 2021 (June 30, 2020 - 882,000).  The PSUs vest at the end of a three-year period if certain pre-determined performance and vesting criteria are achieved. Performance criteria are based on the Company's share price performance relative to a representative group of other mining companies. 535,000 PSUs vest on March 3, 2022, 882,000 PSUs vest on March 1, 2023 and 322,000 PSUs vest on March 4, 2024.  There have been Share Units granted for DSUs during the period.

On May 2, 2021, PSUs granted in 2018 vested with a payout multiplier of 200% based on the Company's shareholder return, relative to the total shareholder return of the Company's peer group over the three year period and 388,000 PSUs were settled, on a net of tax basis, through the issuance of 379,340 common shares.

During the three and six months ended June 30, 2021, the Company recognized share-based compensation expense of $484 and $899 respectively related to the PSUs (June 30, 2020 -$363 and $520 respectively).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 13

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

(d) Deferred Share Units - Cash settled

The Company previously a Deferred Share Unit ("DSU") plan whereby deferred share units could be granted to independent directors of the Company in lieu of compensation in cash or share purchase options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement.  Upon adoption of the SUP plan in March 2021, no new DSUs will be granted under this cash-settled plan.

Expressed in Canadian dollars	Six Months Ended		Year Ended
	June 30, 2021		December 31, 2020
	Number of units	Weighted Average Grant Price	Number of units	Weighted Average Grant Price
Outstanding, beginning of year	1,266,199	$3.00	889,385	$3.36
Granted	82,566	$6.90	376,814	$2.16
Redeemed	-	-	-	-
Outstanding, end of period	1,348,765	$3.24	1,266,199	$3.00
Fair value at period end	1,348,765	$7.59	1,266,199	$6.43

During the three and six months ended June 30, 2021, the Company recognized an expense on directors' compensation related to DSUs, which is included in general and administrative salaries, wages and benefits, of $1,596 and $1,869 respectively (June 30, 2020 - expense recovery of $1,188 and $714 respectively) based on the fair value of new grants and the change in the fair value of the DSUs granted in the current and prior years.  As of June 30, 2021, there are 1,348,765 DSUs outstanding (December 31, 2020 - 1,266,199) with a fair market value of $8,258 (December 31, 2020 - $6,389) recognized in accounts payable and accrued liabilities.

(e) Share Appreciation Rights

As part of the Company's bonus program, the Company may grant share appreciation rights ("SARs") to its employees in Mexico.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

	Six Months Ended		Year Ended
	June 30, 2021		December 31, 2020
	Number of units	Weighted Average Grant Price	Number of units	Weighted Average Grant Price

Outstanding, beginning of year	-	$0.00	312,000	$3.30
Granted	99,930	5.38	-	-
Exercised	(2,260)	5.34	-	-
Cancelled	-	0.00	(312,000)	3.30
Outstanding, end of period	97,670	$5.38	-	$0.00

Exercisable at the end of the period	17,726	$5.39	-	$0.00

A total of 99,930 SARs were granted during the period ended June 30, 2021 under the Company's SARs plan. During the period, 2,260 SARs were exercised. During the period ended June 30, 2021, the Company recognized an expense related to SARs, which is included in operation and exploration salaries, wages and benefits, of $67 (December 31, 2020 - recovery $47) based on the change in the fair value of the SARs granted in prior years.

The SARs were valued using an option pricing model, which requires the input of highly subjective assumptions. The expected life of the SARs considered such factors as the average length of time similar grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of SARs granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the SAR grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the SARs. The Company amortized the fair value of SARs on a graded basis over the respective vesting period of each tranche of SARs awarded.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 14

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

(f) Diluted Earnings per Share

	Three months ended		Six Months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Net earnings (loss)	$6,656	$(3,289)	$18,905	$(19,215)
Basic weighted average number of shares outstanding	168,383,755	147,862,393	164,051,368	144,836,300
Effect of dilutive securities:
Stock options	2,073,187	-	1,952,745	-
Performance share units	1,739,000	-	1,739,000	-
Diluted weighted average number of share outstanding	172,195,942	147,862,393	167,743,113	144,836,300

Diluted earnings (loss) per share	$0.04	$(0.02)	$0.11	$(0.13)

As of June 30, 2021, there are 2,048,255 anti-dilutive stock options (June 30, 2020 - 5,958,300).

12. REVENUE

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020

Silver Sales (1)	$30,052	$10,817	$46,987	$21,016
Gold Sales (1)	18,305	9,712	36,463	21,885
Less: smelting and refining costs	(582)	(328)	(1,209)	(773)
Revenue	$47,775	$20,201	$82,241	$42,128

(1) Changes in fair value from provisional pricing in the period are included in silver and gold sales.

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
Revenue by product	2021	2020	2021	2020

Concentrate sales	$16,270	$6,682	$34,198	$16,728
Provisional pricing adjustments	641	717	(114)	627
Total revenue from concentrate sales	16,911	7,399	34,084	17,355
Refined metal sales	30,864	12,802	48,157	24,773
Total revenue	$47,775	$20,201	$82,241	$42,128

Provisional pricing adjustments on sales of concentrate consist of provisional and final pricing adjustments made prior to the finalization of the sales contract.  The Company's sales contracts are provisionally priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 15

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

13. EXPLORATION AND EVALUATION

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020

Depreciation and depletion	$72	$89	$151	$179
Share-based compensation	145	114	306	(4)
Salaries, wages and benefits	1,095	539	1,953	1,209
Direct exploration expenditures	2,099	923	3,658	2,663
Direct evaluation expenditures	1,614	-	3,087	-
	$5,025	$1,665	$9,155	$4,047

14. GENERAL AND ADMINISTRATIVE

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020

Depreciation and depletion	$38	$54	$72	$109
Share-based compensation	772	642	1,658	1,414
Salaries, wages and benefits	2,343	1,760	3,803	1,973
Direct general and administrative	1,140	681	2,283	1,646
	$4,293	$3,137	$7,816	$5,142

Included in salaries, wages and benefits is an expense of $1,596 and $1,869 respectively expense of directors' deferred share units for the three and six months ended June 30, 2021 (June 30, 2020 -$1,188 and $714 respectively) (See Note 11(d)).

15. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Net changes in non-cash working capital:
Accounts receivable	$3,081	$(3,393)	$6,270	$2,972
Income tax receivable	(33)	-	(3,578)	-
Inventories	(2,180)	(369)	(7,267)	(89)
Prepaid expenses	(4,222)	3,070	(5,015)	1,302
Accounts payable and accrued liabilities	3,484	(1,741)	1,587	(3,111)
Income taxes payable	676	(367)	(357)	(1,252)
	$806	$(2,800)	$(8,360)	$(178)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	$(348)	$3	$(3,967)	$9
Fair value of performance share units allocated to share capital	$(561)	$-	$(561)	$-
Fair value of capital assets acquired under finance leases	$-	$-	$-	$3,487

Other cash disbursements:
Income taxes paid	$162	$598	$4,326	$1,300
Special mining duty paid	$-	$-	$1,331	$-

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 16

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

16. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance.  The Company has three operating mining segments which are located in Mexico, Guanaceví, Bolañitos, and El Compas, the El Cubo mine which is on care and maintenance, as well as Exploration and Corporate segments.  The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.  Exploration projects that are in the local district surrounding a mine are included in the mine's segment.

June 30, 2021
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total

Cash and cash equivalents	$81,643	$354	$26,496	$11,499	$4,421	$778	$125,191
Other Investments	10,024	-	-	-	-	-	10,024
Accounts and other receivables	278	(17)	4,902	7,076	1,243	2,685	16,167
Income tax receivable	-	1	12	11	2	35	61
Inventories	-	-	17,581	4,554	1,676	118	23,929
Prepaid expenses	1,259	2,336	1,738	1,829	14	105	7,281
Non-current deposits	76	-	305	137	-	74	592
Non-current income tax recoverable	-	-	-	-	-	3,570	3,570
Non-current IVA receivable	-	1,051	1,478	-	-	170	2,699
Deferred income tax asset	-	-	5,635	2,875	-	-	8,510
Intangible assets	6	65	53	45	33	46	248
Right-of-use leased assets	606	-	-	151	-	-	757
Mineral property, plant and equipment	310	17,421	43,159	24,345	2,610	-	87,845
Total assets	$94,202	$21,211	$101,359	$52,522	$9,999	$7,581	$286,874

Accounts payable and accrued liabilities	$12,585	$856	$10,792	$4,006	$1,060	$388	$29,687
Income taxes payable	-	-	1,912	769	-	-	2,681
Loans payable	252	-	2,496	5,037	-	-	7,785
Lease obligations	965	-	-	159	-	-	1,124
Provision for reclamation and rehabilitation	-	-	2,246	2,000	137	-	4,383
Deferred income tax liability	227	-	798	55	-	-	1,080
Total liabilities	$14,029	$856	$18,244	$12,026	$1,197	$388	$46,740

December 31, 2020
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total

Cash and cash equivalents	$23,370	$489	$25,456	$6,069	$4,579	$1,120	$61,083
Other Investments	4,767	-	-	-	-	-	4,767
Accounts and other receivables	1,475	184	6,573	9,321	1,949	642	20,144
Income tax receivable	-	5	15	12	-	20	52
Inventories	-	-	9,252	4,645	2,461	282	16,640
Prepaid expenses	1,095	122	731	202	20	114	2,284
Non-current deposits	76	-	306	135	-	74	591
Deferred financing costs	294	-	-	-	-	-	294
Non-current IVA receivable	-	854	1,475	-	-	347	2,676
Deferred income tax asset	-	-	9,445	3,308	-	-	12,753
Intangible assets	11	88	134	135	78	46	492
Right-of-use leased assets	649	-	-	105	107	-	861
Mineral property, plant and equipment	309	16,104	40,386	24,445	3,584	3,127	87,955
Total assets	$32,046	$17,846	$93,773	$48,377	$12,778	$5,772	$210,592

Accounts payable and accrued liabilities	$11,008	$802	$10,547	$3,809	$1,018	$580	$27,764
Income taxes payable	4	-	2,367	667	-	-	3,038
Loans payable	439	-	3,105	6,128	-	-	9,672
Lease obligations	982	-	-	112	-	-	1,094
Provision for reclamation and rehabilitation	-	-	2,221	1,978	132	4,545	8,876
Deferred income tax liability	-	-	798	279	-	-	1,077
Total liabilities	$12,433	$802	$19,038	$12,973	$1,150	$5,125	$51,521

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 17

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
Three months ended June 30, 2021
Silver sales	$-	$-	$26,655	$3,053	$344	$-	$30,052
Gold sales	-	-	4,209	11,909	2,187	-	$18,305
Less: smelting and refining costs			-	(514)	(68)		$(582)
Total revenue	$-	$-	$30,864	$14,448	$2,463	$-	$47,775

Salaries, wages and benefits:
mining	$-	$-	$2,086	$1,342	$498	$-	$3,926
processing	-	-	809	483	230	-	1,522
administrative	-	-	1,381	915	333	-	2,629
stock based compensation	-	-	54	51	6	-	111
change in inventory	-	-	(355)	(20)	(208)	-	(583)
Total salaries, wages and benefits	-	-	3,975	2,771	859	-	7,605

Direct costs:
mining	-	-	7,451	2,889	1,266	-	11,606
processing	-	-	3,575	1,383	527	-	5,485
administrative	-	-	1,535	1,004	503	-	3,042
change in inventory	-	-	(769)	(226)	(409)	-	(1,404)
Total direct production costs	-	-	11,792	5,050	1,887	-	18,729

Depreciation and depletion:
depreciation and depletion	-	-	2,725	3,906	233	-	6,864
change in inventory	-	-	(238)	(106)	104	-	(240)
Total depreciation and depletion	-	-	2,487	3,800	337	-	6,624

Royalties	-	-	4,158	70	112	-	4,340
Write down of inventory to NRV	-	-	-	-	272	-	272
Total cost of sales	$-	$-	$22,412	$11,691	$3,467	$-	$37,570

Care and maintenance costs	-	-	-	-	-	55	55

Earnings (loss) before taxes	$3,793	$(5,025)	$8,452	$2,757	$(1,004)	$(55)	$8,918

Current income tax expense (recovery)	-	-	792	369	(15)	-	1,146
Deferred income tax expense (recovery)	-	-	1,668	(552)	-	-	1,116
Total income tax expense (recovery)	-	-	2,460	(183)	(15)	-	2,262

Net earnings (loss)	$3,793	$(5,025)	$5,992	$2,940	$(989)	$(55)	$6,656

The exploration segment includes $175 of costs incurred in Chile for the three months ended June 30, 2021 (June 30, 2020 $311)

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 18

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
Three months ended June 30, 2020
Silver sales	$-	$-	$9,532	$1,051	$234	$-	$10,817
Gold sales	-	-	3,270	4,242	2,200	-	$9,712
Less: smelting and refining costs				(243)	(85)		$(328)
Total revenue	$-	$-	$12,802	$5,050	$2,349	$-	$20,201

Salaries, wages and benefits:
mining	$-	$-	$1,388	$611	$153	$-	$2,152
processing	-	-	301	177	107	-	585
administrative	-	-	563	426	106	-	1,095
stock based compensation	-	-	34	29	29	-	92
change in inventory	-	-	369	(191)	(127)	-	51
Total salaries, wages and benefits	-	-	2,655	1,052	268	-	3,975

Direct costs:
mining	-	-	2,724	1,535	398	-	4,657
processing	-	-	1,559	426	208	-	2,193
administrative	-	-	279	352	224	-	855
change in inventory	-	-	727	(489)	(104)	-	134
Total direct production costs	-	-	5,289	1,824	726	-	7,839

Depreciation and depletion:
depreciation and depletion	-	-	1,986	1,418	1,169	-	4,573
change in inventory	-	-	144	(345)	(421)	-	(622)
Total depreciation and depletion	-	-	2,130	1,073	748	-	3,951

Royalties	-	-	724	23	87	-	834
Write down of inventory to NRV	-	-	-	-	486	-	486
Total cost of sales	$-	$-	$10,798	$3,972	$2,315	$-	$17,085

Care and maintenance costs	-	-	886	832	504	689	2,911

Earnings (loss) before taxes	$(2,148)	$(1,665)	$1,118	$246	$(470)	$(689)	$(3,608)

Current income tax expense (recovery)	-	-	123	62	14	(4)	195
Deferred income tax expense (recovery)	-	-	95	(640)	31	-	(514)
Total income tax expense (recovery)	-	-	218	(578)	45	(4)	(319)

Net earnings (loss)	$(2,148)	$(1,665)	$900	$824	$(515)	$(685)	$(3,289)

Costs associated with the suspension of operation activities due to COVID-19 have been recognized as care and maintenance costs.

The Exploration segment included $113 of costs incurred in Chile for the three months ended June 30, 2020 (June 30, 2019 - $531).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 19

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
Six months ended June 30, 2021
Silver sales	$-	$-	$40,484	$5,540	$963	$-	$46,987
Gold sales	-	-	7,673	22,438	6,352	-	$36,463
Less: smelting and refining costs			-	(1,003)	(206)		$(1,209)
Total revenue	$-	$-	$48,157	$26,975	$7,109	$-	$82,241

Salaries, wages and benefits:
mining	$-	$-	$3,960	$2,507	$1,035	$-	$7,502
processing	-	-	1,420	855	464	-	2,739
administrative	-	-	2,372	1,585	632	-	4,589
stock based compensation	-	-	93	91	45	-	229
change in inventory	-	-	(2,030)	73	(48)	-	(2,005)
Total salaries, wages and benefits	-	-	5,815	5,111	2,128	-	13,054

Direct costs:
mining	-	-	13,680	5,417	2,373	-	21,470
processing	-	-	6,143	2,548	979	-	9,670
administrative	-	-	3,033	1,853	1,165	-	6,051
change in inventory	-	-	(4,805)	37	(297)	-	(5,065)
Total direct production costs	-	-	18,051	9,855	4,220	-	32,126

Depreciation and depletion:
depreciation and depletion	-	-	5,428	7,609	1,370	-	14,407
change in inventory	-	-	(1,348)	(16)	1,077	-	(287)
Total depreciation and depletion	-	-	4,080	7,593	2,447	-	14,120

Royalties	-	-	6,371	138	291	-	6,800
Write down of inventory to NRV	-	-	-	-	272	-	272
Total cost of sales	$-	$-	$34,317	$22,697	$9,358	$-	$66,372

Care and maintenance costs	-	-	-	-	-	576	$576
Impairment (impairment reversal)			-	-	-	(16,791)	$(16,791)

Earnings (loss) before taxes	$2,036	$(9,155)	$13,840	$4,278	$(2,249)	$16,215	$24,965

Current income tax expense (recovery)	-	-	1,150	622	45	-	1,817
Deferred income tax expense (recovery)	-	-	3,809	434	-	-	4,243
Total income tax expense (recovery)	-	-	4,959	1,056	45	-	6,060

Net earnings (loss)	$2,036	$(9,155)	$8,881	$3,222	$(2,294)	$16,215	$18,905

The Exploration segment included $1,015 of costs incurred in Chile for the six months ended June 30, 2021 (June 30, 2020 - $451)

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 20

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
Six months ended June 30, 2020
Silver sales	$-	$-	$18,416	$2,053	$547	$-	$21,016
Gold sales	-	-	6,357	10,334	5,194	-	$21,885
Less: smelting and refining costs				(584)	(189)		$(773)
Total revenue	$-	$-	$24,773	$11,803	$5,552	$-	$42,128

Salaries, wages and benefits:
mining	$-	$-	$2,566	$1,613	$280	$-	$4,459
processing	-	-	754	513	376	-	1,643
administrative	-	-	1,093	1,093	362	-	2,548
stock based compensation	-	-	64	60	59	-	183
change in inventory	-	-	(62)	(238)	(151)	-	(451)
Total salaries, wages and benefits	-	-	4,415	3,041	926	-	8,382

Direct costs:
mining	-	-	6,963	3,647	1,443	-	12,053
processing	-	-	3,775	1,229	802	-	5,806
administrative	-	-	1,069	820	527	-	2,416
change in inventory	-	-	187	(535)	396	-	48
Total direct production costs	-	-	11,994	5,161	3,168	-	20,323

Depreciation and depletion:
depreciation and depletion	-	-	3,997	3,623	3,279	-	10,899
change in inventory	-	-	(258)	(478)	(189)	-	(925)
Total depreciation and depletion	-	-	3,739	3,145	3,090	-	9,974

Royalties	-	-	1,402	60	229	-	1,691
Write down of inventory to NRV	-	-	-	-	1,528	-	1,528
Total cost of sales	$-	$-	$21,550	$11,407	$8,941	$-	$41,898

Care and maintenance costs	-	-	886	832	504	2,034	4,256

Earnings (loss) before taxes	$(9,331)	$(4,047)	$2,337	$(436)	$(3,893)	$(2,034)	$(17,404)

Current income tax expense (recovery)	-	-	281	147	33	-	461
Deferred income tax expense (recovery)	-	-	483	752	115	-	1,350
Total income tax expense (recovery)	-	-	764	899	148	-	1,811

Net earnings (loss)	$(9,331)	$(4,047)	$1,573	$(1,335)	$(4,041)	$(2,034)	$(19,215)

Costs associated with the suspension of operation activities due to COVID-19 have been recognized as care and maintenance costs.

The Exploration segment included $451 of costs incurred in Chile for the six months ended June 30, 2020 (June 30, 2019 - $686).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 21

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

17. INCOME TAXES

(a) Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6,200) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million owed ($2,000) in taxes, MXN 17.7 million ($900) in inflationary charges, MXN 40.4 million ($2,100) in interest and MXN 23.0 million ($1,100) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 122.9 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 9.1 million ($500) and inflationary charges of MXN 13.7 million ($700) has accumulated.

Included in the Company's consolidated financial statements, are net assets of $595, including $42 in cash, held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of June 30, 2021, the Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $595.  The Company has been advised that the appeal filed with the Federal Tax Court, against the June 2016 tax assessment has been rejected and the Company continues to assess MSCG's settlement options, including filing an appeal with the Supreme Court of Justice.  The Company continues to assess that it is probable that an appeal should prevail, and the maximum exposure is the amount of the allowance above Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received a MXN 58.5 million ($2,900) assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1,200) for taxes, MXN 21.0 million ($1,100) for penalties, MXN 10.4 million ($500) for interest and MXN 3.0 million ($100) for inflation.  At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA (value added taxes) paid on the invoices. The assessment includes MXN 14.7 million ($700) for re-payment of IVA refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company filed an administrative appeal related to the 2016 Cubo tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process.  As a condition of the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3.5 million during the six months ended June 30, 2021. During the appeal process the amount paid has been classified as a non-current income tax recoverable. Since issuance of the assessment interest charges of MXN 9.9 million ($500) and inflationary charges of MXN 1.6 million ($100) had accumulated.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessment.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 22

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

18. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

(a) Financial assets and liabilities

As at June 30, 2021, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	125,191	125,191	125,191
Other Investments	10,024	-	10,024	10,024
Trade and other receivables	8,383	7,784	16,167	16,167
Total financial assets	18,407	132,975	151,382	151,382

Financial liabilities:
Accounts payable and accrued liabilites	8,319	21,368	29,687	29,687
Loans payable	-	7,785	7,785	7,785
Total financial liabilities	8,319	29,153	37,472	37,472

Fair value measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1:

Other investments are comprised of marketable securities.  When there is an active market are determined based on a market approach reflecting the closing price of each particular security at the reporting date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.  As a result, $10,024 of these financial assets have been included in Level 1 of the fair value hierarchy.

Cash settled DSUs are determined based on a market approach reflecting the Company's closing share price.

Level 2:

The Company determines the fair value of the embedded derivatives related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges.  The fair value of the Note Receivable is determined by discounting at the Company's weighted average cost of capital and the fair value of the SARs liability is determined by using an option-pricing model.

Level 3:

The Company has no assets or liabilities included in Level 3 of the fair value hierarchy

During the six months ended June 30, 2021, marketable securities included in Level 2 at December 31, 2020 with a fair market value of $497 were transferred to Level 1, as these securities began trading on an active market.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 23

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

Assets and liabilities as at June 30, 2021 measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	10,024	10,024	-	-
Note recievable	2,400		2,400
Trade receivables	5,983	-	5,983	-
Total financial assets	18,407	10,024	8,383	-

Financial liabilities:
Deferred share units	8,258	8,258	-	-
Share appreciation rights	61		61	-
Total financial liabilities	8,319	8,258	61	-

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 24

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended June 30, 2021 and 2020

(unaudited- prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street
Vancouver, BC, Canada V7Y 1G5
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Geoff Handley Margaret Beck Ricardo Campoy Bradford Cooke Rex McLennan Kenneth Pickering Mario Szotlender Daniel Dickson

OFFICERS

Daniel Dickson - Chief Executive Officer

Donald Gray - Chief Operating Officer

Christine West - Chief Financial Officer

Nicholas Shakesby - Vice President, Operations

Luis Castro - Vice-President, Exploration

Dale Mah - Vice-President, Corporate Development

Bernard Poznanski - Corporate Secretary

REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada 3rd Floor - 510 Burrard Street Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP 777 Dunsmuir Street Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP 19th Floor - 885 West Georgia Street Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange Trading Symbol - EDR New York Stock Exchange Trading Symbol - EXK

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM STATEMENTS	Page 25